United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-              .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: January 14, 2011		Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXCERPT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
On January 14, 2011, at 10:30 am, Messrs. Ricardo José da Costa Flores (Chairman), Mário da Silveira Teixeira Júnior (Vice-Chairman), Jorge Luiz Pacheco, Renato da Cruz Gomes, José Ricardo Sasseron, Oscar Augusto de Camargo Filho, Sandro Kohler Marcondes and José Mauro Mettrau Carneiro da Cunha directors and Messrs. Hajime Tonoki and Paulo Sergio Moreira, alternates, met at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro. Also present were Messrs Aníbal Moreira dos Santos and Antonio José de Figueiredo Ferreira, effective members of the Fiscal Council, pursuant to Article 163, §3º of Law #6,404/76. Therefore, the following issue was unanimously resolved: “3.1.1 PAYMENT OF THE EXTRAORDINARY REMUNERATION TO VALE’S SHAREHOLDERS — In lieu with Vale‘s Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005 the Board of Directors approved, with favorable opinion issued by the Fiscal Council as reported by its members, Messrs Aníbal Moreira dos Santos and Antonio José de Figueiredo Ferreira, who attended the meeting, pursuant to Article 163, §3º of Law #6,404/76, the extraordinary payment of the shareholder’s remuneration, from January 31, 2011 on, of the total amount of R$1,670,100,000.00, which represents the anticipation of profits of the fiscal year ended December 31, 2010, as according to the June 2010 financial statement. The total approved amount will be paid as of interest on shareholders equity, equivalent to R$0.320048038 per outstanding common or preferred shares issued by Vale, and is subject to withholding income tax at the current applicable rate. All the holders, which on January 14, 2011 have shares issued by Vale, and which on January 19, 2011 have either Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business, shall be entitled to receive such payment.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, January 14, 2011.
Maria Isabel dos Santos Vieira
Secretary